UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-28047

DIVERSIFIED THERMAL SOLUTIONS, INC.

 (Exact name of registrant as specified in its charter)

4126 Delp Street, Suite 200, Memphis, TN  38118
(901) 365-7650

 (Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.0001 par value

(Description of class of securities)

None

 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                 [X]
Rule 12g-4(a)(2)                                 [   ]
Rule 12h-3(b)(1)(i)                             [   ]
Rule 12h-3(b)(1)(ii)                            [   ]
Rule 15d-6                                          [   ]

Approximate number of holders of record as of the certification or notice date:   94

Pursuant to the requirements of the Securities Exchange Act of 1934, Diversified Thermal Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:           August 5, 2010
DIVERSIFIED THERMAL SOLUTIONS, INC.

By:  /s/ J. Terry Medovitch
J. Terry Medovitch
Chief Financial Officer